[redacted]

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SEC 08031857 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wells Fargo Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Market Street
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Scott (414) 359-3623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402-3900 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Funds Distributor, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin J. Scott
Signature

CFO & Treasurer - Wells Fargo Funds Distributor, LLC
Title

Robbe M Jones
Notary Public   commission expires Feb 5, 2012

ROBERTA M. JONES
NOTARY PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Financial Statements with Supplementary Schedule
and Independent Auditors' Report on Internal Controls

December 31, 2007

[redacted]

(With Independent Auditors' Report Thereon)

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Funds Distributor, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investments Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2007 and the related statements of operations and changes in member's equity and cash flows for the year ended December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Fargo Funds Distributor, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 25, 2008

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	20,351,822
Restricted cash		5,000
Deferred sales commissions		489,400
Prepaid expenses		692,036
Due from affiliate		5,691,205
12b-1 and CDSC fee receivable		3,829,047
Other receivables		21,189
Total assets	$	31,079,699
Liabilities and Member's Equity		
Accounts payable	$	807,090
Accrued compensation and related benefits		1,998,092
Commissions and distribution fees payable		1,625,419
Other accrued expenses		696,527
Total liabilities		5,127,128
Member's equity		25,952,571
Total liabilities and member's equity	$	31,079,699

See accompanying notes to financial statements.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Operations and Changes in Member's Equity

Year ended December 31, 2007

Revenues:		
Administrative services income (Note 3)	$	59,140,192
Underwriting commission and distribution fee income		42,622,706
Front-end sales commissions		908,426
Dividend income		980,146
Other revenue		161,202
Total revenues		103,812,672
Expenses:		
Compensation and benefits		30,596,385
Commission and distribution fees		41,893,018
Administrative services fees (Note 3)		11,400,000
Marketing and promotion		12,752,585
Legal and professional fees		2,987,445
Occupancy and equipment		715,984
Communications		405,816
Other expenses		2,338,414
Total expenses		103,089,647
Net income	$	723,025

		Member's Equity
Balance at December 31, 2006	$	25,229,546
Net income		723,025
Balance at December 31, 2007	$	25,952,571

See accompanying notes to financial statements.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Cash Flows

Year ended December 31, 2007

Operating activities:		
Net income	$	723,025
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Deferred sales commissions		(63,324)
Prepaid expenses		(69,140)
Due from affiliate		615,664
12b-1 and CDSC fee receivable		(415,819)
Other receivables		(15,414)
Accounts payable		217,297
Accrued compensation and related benefits		549,111
Commissions and distribution fees payable		319,434
Other accrued expenses		(20,789)
Net cash provided by operating activities		1,840,045
Cash and cash equivalents, beginning of year		18,511,777
Cash and cash equivalents, end of year	$	20,351,822

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD) is a wholly owned subsidiary of Wells Fargo Investments Group, Inc. (WFIGI) whose ultimate parent is Wells Fargo & Company (WFC). WFFD is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and Municipal Securities Review Board (MSRB). As of December 31, 2007, WFFD's primary activity is the distribution of Wells Fargo Advantage Mutual Funds and the state of Wisconsin's Section 529 portfolios (the Funds), pursuant to a service agreement with Wells Fargo Funds Management (WFFM). WFFD was chartered and seeded with $23,501,000 by WFIGI on October 19, 2004, and commenced broker-dealer operations on April 11, 2005.

WFFD does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

WFFD's cash equivalents are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In connection with WFFD's adoption of Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157), WFFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by SFAS No. 157. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 7 for further information about the fair value hierarchy and WFFD's assets and liabilities that are accounted for at fair value.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments.

(c) Distribution Fee Income

Distribution fee income is equal to a percentage of average daily net assets of the Funds and is recorded when earned. Related distribution fee expenses are recorded as incurred.

(d) Underwriting and Front-end Sales Commissions

Front-end sales commissions revenue from the sale of the Funds' Class A shares is recorded at the time of sale.

Payments of dealer reallowances from the sales of the Funds' Class C shares are recorded as a deferred asset at the point of sale and are amortized on a straight-line basis over a 12-month period. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees and contingent deferred sales charges (CDSCs). CDSCs received by WFFD from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded as commission revenue.

(Continued)

(e) ***Income Taxes***

WFFD is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFFD's operations are included in the income tax returns of its parent. WFFD does not pay income taxes to its parent, WFIGI, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFFD has many attributes of a pass-through entity and income taxes are not presented in its financial statements. In addition, WFFD adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48) and due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions are not applicable. A pro forma calculation of income tax has been included at Note 6.

(f) ***Use of Estimates***

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from such estimates.

(3) Related-party Transactions

In the ordinary course of business, WFFD enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFFD and include costs incurred for employee benefit programs sponsored by WFC (Note 5) and other operating expenses allocated by affiliates.

Pursuant to the terms of an administrative services agreement with WFFM, WFFD earned revenues of $59,140,192 in 2007 for administrative, marketing, and related services performed on behalf of WFFM. This amount is compensation for additional services that are not paid for under the Funds' and Wisconsin's 529 Plan's Rule 12b-1 plan, and is based on attributable net WFFD expenses in excess of revenues plus an incremental cost of 0.25% of WFFD employees' base salaries.

WFFM provided services to WFFD, pursuant to the terms of an administrative services and employee leasing agreement, for which it paid $11,400,000 in fees to WFFM during the year ended December 31, 2007. This amount is comprised of an allocation of WFFM's direct costs of $920,000 per month and indirect costs of $139,000 per month (net of WFFD's direct service fees of $109,000 per month).

(4) Net Capital Requirements

WFFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and was required to maintain minimum net capital of $341,809 as of December 31, 2007. At December 31, 2007, WFFD had net capital of $13,615,127 which was $13,273,318 in excess of the minimum required. WFFD's net capital ratio (ratio of aggregate indebtedness to net capital) was 38% at December 31, 2007.

WFFD is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) Employee Benefits

WFFD participates in certain employee benefit plans sponsored by WFC. The costs associated with WFFD employees are allocated to WFFD.

WFFD's employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years. Total compensation expense for WFFD under this plan was $1,056,533 for the year ended December 31, 2007.

WFFD also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFFD's employees are not available. Total compensation expense for WFFD under these plans was $704,356 for the year ended December 31, 2007.

Certain WFFD employees participate in various WFC stock-based employee compensation plans which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plans) of the stock at the date of grant and a term of no more that 10 years. Effective January 1, 2006, WFFD adopted SFAS No. 123 (revised 2004) *Share-Based Payment* (SFAS 123R) which requires companies to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. The cost must be recognized over the vesting period of the award. Total compensation expense for WFFD under these plans was $363,332 for the year ended December 31, 2007.

(6) Income Taxes

WFFD is a wholly owned limited liability company and has many attributes of a pass-through entity as described in Note 2. However, if income taxes were presented, pro-forma financial statements would include income tax expense of $271,134 for the year ended December 31, 2007, based on a blended effective rate (combined federal and states rates).

(7) Fair Value of Assets and Liabilities

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. WFC adopted this statement on January 1, 2007.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with SFAS 157, WFFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2007, are as follows:

Description		**Total**	**Level 1**	**Level 2**	**Level 3**
Cash & cash equivalents	$	20,351,822	20,351,822	—	—

Schedule

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

December 31, 2007

Member's equity	$	25,952,571
Nonallowable asset and other charges:		
Deferred sales commissions		489,400
Prepaid expenses		692,036
Due from affiliate		5,691,205
12b-1 and CDSC fee receivable		3,829,047
Other receivables		21,189
Cash (nonallowable portion as computed for FOCUS filing)		1,393,567
Total nonallowable assets and other charges		12,116,444
Capital before haircuts on securities positions		13,836,127
Haircuts on cash equivalent positions		221,000
Net capital	$	13,615,127
Aggregate indebtedness:		
Accounts payable	$	807,090
Accrued compensation and related benefits		1,998,092
Commissions and distribution fees payable		1,625,419
Other accrued expenses		696,527
	$	5,127,128
Net capital	$	13,615,127
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5000)		341,809
Net capital in excess of requirement	$	13,273,318
Ratio of aggregate indebtedness to net capital		38%

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

Board of Governors and Member
Wells Fargo Funds Distributor, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Wells Fargo Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END